Arf
2-5-2002


RECEIVED
JAN 2 9 2002
167
SECTION


02005222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Up 1-31-02 **

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8- 26525

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2000 (MM/DD/YY) AND ENDING Nov. 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHN W. Loofbourrow Associates Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Maiden Lane, 36th Floor
(No. and Street)

New York | NY | 10005
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

787 Seventh Avenue | New York | NY | 10019
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Loofbourrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John W. Loofbourrow Associates, Inc., as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

LORENZO S. TINIO
Notary Public, State of New York
No. 01TI5088484
Qualified in New York County
Commission Expires November 17, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

John W. Loofbourrow Associates, Inc.

November 30, 2001
with Report of Independent Auditors

John W. Loofbourrow Associates, Inc.

Statement of Financial Condition

November 30, 2001

Contents

Ernst & Young

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholders
John W. Loofbourrow Associates, Inc.

We have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the "Company") as of November 30, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. at November 30, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 25, 2002

John W. Loofbourrow Associates, Inc.

Statement of Financial Condition

November 30, 2001

Assets	
Cash and cash equivalents	$ 24,720
Accounts receivable	15,000
Other receivables	19,200
Security deposit	5,104
Due from affiliate	35,300
Total assets	$ 99,324
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 8,053
Total liabilities	8,053
Stockholders' equity:	
Common stock, no par value, 10,000 shares authorized, 4,319 shares issued and outstanding	–
Additional paid-in capital	411,462
Accumulated deficit	(320,191)
Total stockholders' equity	91,271
Total liabilities and stockholders' equity	$ 99,324

See accompanying notes.

John W. Loofbourrow Associates, Inc.

Notes to Statement of Financial Condition

November 30, 2001

1. Organization

John W. Loofbourrow Associates, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company generates fee income by arranging equity and debt financing for corporate borrowers in the United States. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold customer cash or securities in connection with such transactions.

As a result of the September 11, 2001 terrorist attacks, facilities leased in the World Trade Center by Loofbourrow Inc., a related entity with the same stockholders as the Company, and shared with the Company were completely destroyed. All employees and operations in this facility were displaced. Key business activities and necessary support functions were relocated to a new location at 110 Maiden Lane in New York City. The Company had significant levels of insurance in place to cover the losses resulting from the terrorist attacks, and believes that these recoveries will cover the costs to replace all assets damaged, destroyed as well as certain other out of pocket expenses incurred during this period.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks and money market instruments that are readily convertible into cash.

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Recognition of Income

Financing fees earned by the Company for assisting clients in investment banking transactions are recognized when the financing has been completed. Initial non-refundable fees are recorded at contract signing.

Income Taxes

Through November 30, 2000, the Company operated as an S Corporation for federal income tax purposes. Under federal, state and local income tax laws generally applicable to S Corporations, the tax effects of the Company's activities during that period accrued directly to its shareholders. Accordingly, no provision for, or benefit from, federal income taxes has been made for any period prior to November 30 2000.

Effective December 1, 2000, the Company was organized for federal tax purposes as a C corporation. The Company provided for federal, state and local income taxes during the period beginning December 1, 2000 and ending November 30, 2001.

3. Related Party Transactions

The Company has an arrangement whereby Loofbourrow Inc., a related entity with the same stockholders as the Company, provides employee services, equipment and administrative support services to the Company at no charge. The Company paid fees to Loofbourrow Inc. for advice provided to the Company with respect to various customer related financing transactions. During the year ended November 30, 2001 the principal shareholder of the Company provided significant services to the Company at no cost.

4. Profit Sharing Plan

The Company and Loofbourrow Inc. maintain a profit-sharing plan (the "Plan") that covers all eligible employees who have reached the age of 21 and have completed one year of service to the Company. Contributions to the Plan are at the discretion of the Board of Directors. There were no contributions to the Plan by the Company in 2001.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At November 30, 2001, the Company had net capital of $16,667 which was $11,667 in excess of its net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital at November 30, 2001 was approximately .048:1.

6. Contingencies

In 1996, the Company helped place financing for the development of a shopping mall. This financing was insured for default by American International Specialty Lines Insurance Company ("AIG"). In 1999, upon the bankruptcy filing of the shopping mall, AIG asserted claims against the Company, the feasibility firm and the shopping mall's legal representation in the amount of $19,300,000, as well as related fees, alleging the parties conspired to defraud AIG. In January 2002, the plaintiff agreed to withdraw all claims against the Companies, dismiss the action and exchange mutual release. All documents finalizing the dismissal of this matter are expected to be executed and filed by early February.

In 1997, the Company completed a securitization of factored receivables for Q Capital Corporation. The receivables were insured for default by a policy from AIG. In 1999, AIG asserted claims against Q Capital Corporation and the Company in the collective amount of $30,000,000, as well as related fees. AIG alleges that appropriate disclosures were not made by the parties involved.

The Company believes, after consultation with its attorneys, that the above lawsuit lacks merit and that the Company has numerous legal defenses (including indemnification agreements), which it will vigorously pursue. Accordingly, at the present time the Company believes the claims will not have a material adverse impact on its financial condition.